FORM 5

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 5 Washington, D.C. 20549

                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[X]     Form 3 Hodlings Reported

[X]     Form 4 Transaction Reported



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1. Name and Address of Reporting Person*/    2. Issuer Name and                      /  6. Relationship of Reporting Person to
                                        /    Ticker or Trading Symbol                /     Issuer (Check all applicable)
                                        /                                            /
Dieter         Mary      Quade          /    Sonoma Valley Bancorp (SBNK)            /      X   Director        ___  10% Owner
(Last)        (First)    (Middle)       /                                                  ___  Officer         ___  Other
                                        /                                            /         (give title below)   (specify below)
----------------------------------------/--------------------------------------------/
                                        /                       /                    /
C/O Sonoma Valley Bancorp               / 3.IRS Identification  /4. Statement for    /
202 W. Napa Street                      / Number of Reporting   /   Month/Year       /
                                        / Person, if an Entity  /                    /
                                        / (voluntary)           /  12/31/2000(1)     /
(Street)                                /                       /                    /
--------------------------------------- /                       /--------------------/----------------------------------------------
                                        /                       / 5.If Amendment,    /  7.  Individual or Joint/Group Filing
                                        /                       /   Date of Original /      (Check Applicable Line)
                                        /                       /   (Month/Year)     /
Sonoma                  CA      95476   /                       /                    /  X  Form filed by one Reporting Person
                                        /                       /                    / ___ Form filed by More than One
(City)                (State)   (Zip)   /                       /                    /
                                        /                       /                    /
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




          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



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1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       / 5. Amount of          / 6. Ownership /7.Nature
    of   /   Date         /      Code      /     or Disposed (D)               /    Securities         /    Form:     /  of
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /     (Instr.3,4,and 5)             /    Beneficially Owned /    Direct (D)/  Indirect
(Inst.3) /                /                /-----------------------------------/    at End of Issuer's /    or        /  Beneficial
         /                /                /  Amount  /   (A) or (D) /  Price  /    Fiscal Year        /    Indirect  /  Ownership
         /                /                /          /              /         /    (Instr. 3 and 4)   /    (I)       /  (Instr.4)
         /                /                /          /              /         /                       /    (Instr.4) /
====================================================================================================================================
Common   / 4/6/98-        /        J       /4,4042(2) /              /         /    4,402              /      D       /
Stock    / 9/25/00        /                /          /              /         /                       /              /
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Common   / 7/14/93-       /        J       /  58(2)   /              /         /       58 (3)          /      I       / By Daughter
====================================================================================================================================



 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)
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



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1.Title    /2.Conversion/ 3. Trans-/ 4. Trans-/ 5. Number of / 6.Date           / 7.Title        / 8.   / 9.     / 10.     / 11.
   of      /    or      / action   / action   / Derivative   /   Exercisable    /   and          /Price / Number / Owner-  /Nature
Derivative / Exercise   / Date     / Code     / Securities   /   and            /  Amount of     /of    / of     / ship of /of
Security   / Price of   / (Mo./    / (Instr.  / Aquired(A)   /   Expiration     /  Under-        /Deriv-/ Deriv- / Form    /Indirect
(Instr. 3) / Derivative / Day/     /  8)      / or Disposed  /   Date           /  Lying         /ative / ative  / Deriv-  /Bene-
           / Security   / Year)    /          / of (D)       /   (Mo./Day/Yr.)  /  Secur-        /Secur-/ Securi-/ ative   /ficial
           /            /          /          / (Instr. 3,   /                  /  ities         /ity   / ties   / Secur-  /Owner-
           /            /          /          /  4, and 5)   /                  /  (Instr.3      /(Instr/ Benefi-/ ity:    /ship
           /            /          /          /              /                  /   and 4)       /  5)  / ally   / Direct  /(Instr.
           /            /          /          /              /                  /                /      / Owned  / (D) or  /  4)
           /            /          /          /              /                  /                /      / at End / Indirect/
           /            /          /          /--------------------------------------------------/      / of Year/ (I)     /
           /            /          /          / (A)  / (D)   / Date   /  Expir-/ Title   / Amount/      / (Instr./ (Instr. /
           /            /          /          /      /       / Exer-  /  ation /         / or    /      /   4)   /   4)    /
           /            /          /          /      /       / cisable/  Date  /         / Number/      /        /         /
           /            /          /          /      /       /        /        /         / Shares/      /        /         /
====================================================================================================================================
Stock      / $11.37     / 6/18/97  /    A     /2,426 /       /6/18/97 /6/18/07 / Common  / 2,426 /      / 2,426  /    D    /
Option     /            /          /          /      /       /        /        / Stock   /       /      /        /         /
(Right to  /            /          /          /      /       /        /        /         /       /      /        /         /
 Buy)      /            /          /          /      /       /        /        /         /       /      /        /         /
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Stock      / $18.70     / 3/18/98  /    A     /4,410 /       /3/18/98 /3/18/08 / Common  / 4,410 /      / 4,410  /    D    /
Option     /            /          /          /      /       /        /        / Stock   /       /      /        /         /
(Right to  /            /          /          /      /       /        /        /         /       /      /        /         /
 Buy)      /            /          /          /      /       /        /        /         /       /      /        /         /
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Stock      / $13.83     / 4/21/99  /    A     /16,540/       /  (4)   /4/21/09 / Common  / 16,540/      / 16,540 /    D    /
Option     /            /          /          /      /       /        /        / Stock   /       /      /        /         /
(Right to  /            /          /          /      /       /        /        /         /       /      /        /         /
 Buy)      /            /          /          /      /       /        /        /         /       /      /        /         /
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


Explanation of Responses:




*Intentional misstatements or omissions of facts  constitute  Federal Criminal
Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).




  /s/ Mary Quade Dieter                      2/14/01
 --------------------------------            ----------
  Signature of Reporting Person               Date



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.